CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Currency-Linked Step Up Notes Linked to the BRIC Currency Basket, due September 27, 2011	7,390,000	$10.00	$73,900,000	$4,123.62

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)2

Registration No. 333-158663

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factor” on page TS-5 of this term sheet and beginning on page S-9 of product supplement STEP UP-1. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$73,900,000
Selling discount (1)	$0.175	$1,293,250

Proceeds, before expenses, to Bank of America Corporation	$9.825	$72,606,750

(1)	The public offering price and selling discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.125 per unit, respectively.

Merrill Lynch & Co.	Banc of America Investment Services, Inc.

September 24, 2009

7,390,000 Units Currency-Linked Step Up Notes Linked to the BRIC Currency Basket, due $10 principal amount per unit Term Sheet No. 175 Currency-Linked Step Up Notes	Pricing Date Settlement Date Maturity Date CUSIP No.	September 24, 2009 October 6, 2009 September 27, 2011 06052E293

•        Linked to the BRIC Currency Basket, which represents a long position in the Brazilian real, the Russian ruble, the Indian rupee, and the Chinese renminbi (yuan), each relative to the U.S. dollar

•        Step Up Payment of $1.375 at maturity if the value of the BRIC Currency Basket is unchanged or increases, but does not increase above the Step Up Value

•        100% participation in any increase in the value of the BRIC Currency Basket if it increases above the Step Up Value

•        A maturity of approximately 2 years

•        95% principal protected at maturity against decreases in the value of the BRIC Currency Basket

•        Repayment of principal at maturity is subject to the credit risk of Bank of America Corporation

•        No periodic interest payments

•        No listing on any securities exchange

•        This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS PRINCIPAL PROTECTION ENHANCED INCOME MARKET PARTICIPATION ENHANCED PARTICIPATION

Summary

The Currency-Linked Step Up Notes Linked to the BRIC Currency Basket, due September 27, 2011 (the “notes”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The Exchange Rate Measure to which the notes are linked is the “BRIC Currency Basket” which tracks the value of an equally weighted investment in the Brazilian real, the Russian ruble, the Indian rupee, and the Chinese renminbi (yuan) (each an “underlying currency”), based on the exchange rate for each underlying currency relative to the U.S. dollar. The notes provide investors with a Step Up Payment if the value of the BRIC Currency Basket is unchanged or increases from the Starting Value to the Ending Value, determined on the calculation day, but does not increase above the Step Up Value. If the value of the BRIC Currency Basket increases from the Starting Value to an Ending Value that is above the Step Up Value, investors will participate on a 1-for-1 basis in the increase above the Starting Value. Investors should be of the view that the value of the BRIC Currency Basket will increase (that is, the underlying currencies will strengthen relative to the U.S. dollar) over the term of the notes. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment at maturity that is up to 5% less than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STEP UP-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 2 years
Exchange Rate Measure:

A BRIC Currency Basket which tracks the value of an equally weighted investment in the Brazilian real, the Russian ruble, the Indian rupee, and the Chinese renminbi (yuan), based on the exchange rate for each underlying currency relative to the U.S. dollar.

Initial Exchange Rate:	1.7917 for the Brazilian real, 30.0433 for the Russian ruble, 48.1000 for the Indian rupee, and 6.8280 for the Chinese renminbi (yuan).
Starting Value	100.00
Ending Value:	The value of the BRIC Currency Basket on the calculation day, calculated based upon the exchange rate of each underlying currency on that day, as described below under “The BRIC Currency Basket.” If it is determined that the scheduled calculation day is not a business day, the Ending Value will be determined as more fully described in product supplement STEP UP-1.
Calculation Day:	September 20, 2011
Step Up Payment:	$1.375 per unit at maturity (representing a return of 13.75% over the Original Offering Price)
Step Up Value:	113.75 (representing 113.75% of the Starting Value)
Minimum Redemption Amount:	$9.50 per unit
Calculation Agent:	Merrill Lynch Capital Services, Inc., a subsidiary of BAC

Determining the Redemption Amount for the Notes

On the maturity date, you will receive a cash payment per unit of the notes (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the notes at maturity, based on the Step Up Payment of $1.375, the Step Up Value of 113.75, and the Minimum Redemption Amount of $9.50.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to three decimal places) payable at maturity, based upon the Minimum Redemption Amount of $9.50 (per unit), the Starting Value of 100.00, the Step Up Payment of $1.375, and the Step Up Value of 113.75:

Example 1—The hypothetical Ending Value is equal to 50.00:

Redemption Amount (per unit) = $9.500 (The Redemption Amount cannot be less than the Minimum Redemption Amount.)

Example 2—The hypothetical Ending Value is equal to 98.00:

Redemption Amount (per unit) =	$10 +	($10 ×	(98.00 – 100.00))	= $9.800
100.00

Example 3—The hypothetical Ending Value is equal to 110.00:

Redemption Amount (per unit) = $10.00+$1.375=$11.375

In this case, because the hypothetical Ending Value is greater than the Starting Value but less than or equal to the Step Up Value, the hypothetical Redemption Amount (per unit) will equal $11.375, which is the sum of the Original Offering Price of $10.00 and the Step Up Payment of $1.375.

Example 4—The hypothetical Ending Value is equal to 130.00:

Redemption Amount (per unit) =	$10 +	($10 ×	(130.00 – 100.00))	= $13.000
100.00

In this case, because the hypothetical Ending Value is greater than the Step Up Value, the hypothetical Redemption Amount (per unit) will equal $13.000.

The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values of the BRIC Currency Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the notes (rounded to three decimal places);
▪	the total rate of return to holders of the notes; and
▪	the pretax annualized rate of return to holders of the notes.

The table below is based on the Step Up Payment of $1.375, the Step Up Value of 113.75, and the Minimum Redemption Amount of $9.50 per unit.

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the Notes	Pretax Annualized Rate of Return on the Notes(1)
50.00	-50.00%	$9.500	-5.00%	-2.58%
60.00	-40.00%	$9.500	-5.00%	-2.58%
70.00	-30.00%	$9.000	-5.00%	-2.58%
80.00	-20.00%	$9.500	-5.00%	-2.58%
90.00	-10.00%	$9.500	-5.00%	-2.58%
95.00	-5.00%	$9.500(2)	-5.00%	-2.58%
98.00	-2.00%	$9.800	-2.00%	-1.02%
99.00	-1.00%	$9.900	-1.00%	-0.51%
100.00(3)	0.00%	$11.375(4)	13.75%	6.63%
101.00	1.00%	$11.375	13.75%	6.63%
102.00	2.00%	$11.375	13.75%	6.63%
103.00	3.00%	$11.375	13.75%	6.63%
105.00	5.00%	$11.375	13.75%	6.63%
110.00	10.00%	$11.375	13.75%	6.63%
113.75(5)	13.75%	$11.375	13.75%	6.63%
115.00	15.00%	$11.500	15.00%	7.20%
116.00	16.00%	$11.600	16.00%	7.66%
120.00	20.00%	$12.000	20.00%	9.45%
130.00	30.00%	$13.000	30.00%	13.74%
140.00	40.00%	$14.000	40.00%	17.78%
150.00	50.00%	$15.000	50.00%	21.62%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from October 6, 2009 to September 27, 2011, the term of the notes.

(2)	The Redemption Amount will not be less than the Minimum Redemption Amount of $9.50 per unit of the notes.

(3)	This is the Starting Value.

(4)	This amount represents the sum of the Original Offering Price and the Step Up Payment.

(5)	This is the Step Up Value.

The above figures are for purposes of illustration only. The actual Redemption Amount and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections included in product supplement STEP UP-1 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the BRIC Currency Basket.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for the notes.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	The Redemption Amount will not be affected by all developments relating to the BRIC Currency Basket.

▪	Changes in the exchange rates in the BRIC Currency Basket may offset each other.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Purchases and sales by us and our affiliates of the underlying currencies may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return at maturity and the market value of the notes.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The return on the notes depends on the exchange rates, which are affected by many complex factors outside of our control.

▪	The exchange rates could be affected by the actions of the governments of Brazil, Russia, India, China, and the United States.

▪	Even though currencies trade around-the-clock, the notes will not trade around-the-clock, and the prevailing market prices for the notes may not reflect the current exchange rates.

▪	Suspensions or disruptions of market trading in the underlying currencies and the U.S. dollar may adversely affect the value of your notes.

▪	The notes are payable only in U.S. dollars and you will have no right to receive any payments in any underlying currency.

▪

The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement STEP UP-1.

Additional Risk Factor

The exchange rate of the Chinese renminbi (yuan) is currently managed by the Chinese government.

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi (yuan) exchange rate would no longer be pegged to the U.S. dollar and would float within managed bands, which the People’s Bank of China resets daily. After the closing of the market on each business day, the People’s Bank of China announces the closing price of a foreign currency, such as the U.S. dollar, traded against the Chinese renminbi (yuan) in the interbank foreign exchange market.

The initial adjustment of the Chinese renminbi (yuan) exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 renminbi (yuan) per U.S. dollar to 8.11 renminbi (yuan) per U.S. dollar and, as of the pricing date, was 6.8280 renminbi (yuan) per U.S. dollar. The People’s Bank of China has also announced that the daily trading price of the U.S. dollar against the renminbi (yuan) in the interbank foreign exchange market will continue to be allowed to float within a band of 0.5 percent around the central parity published by the People’s Bank of China, while the trading prices of the non-U.S. dollar currencies against the renminbi (yuan) will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the closing price of a foreign currency such as the U.S. dollar traded against the renminbi (yuan) in the inter-bank foreign exchange market after the closing of the market on each working day, and will make it the central parity for the trading against the renminbi (yuan) on the following working day. The People’s Bank of China has stated that it will make adjustments of the renminbi (yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation.

Despite the change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi (yuan) and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the BRIC Currency Basket. However, further changes in the Chinese government’s management of the renminbi (yuan) could result in a significant movement in the U.S. dollar/renminbi (yuan) exchange rate. Assuming the value of the other underlying currencies in the BRIC Currency Basket remain constant, a decrease in the value of the renminbi (yuan) relative to the U.S. dollar, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the BRIC Currency Basket.

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the Ending Value will be greater than the Starting Value. In other words, you anticipate that the value of the BRIC Currency Basket will increase (that is, the underlying currencies will strengthen relative to the U.S. dollar) over the term of the notes.

▪	You accept that you may lose up to 5% of your original investment amount if the Ending Value is less than the Starting Value.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪

You anticipate that the Ending Value will be less than the Starting Value. In other words, you anticipate that the value of the BRIC Currency Basket will decrease (that is, the underlying currencies will weaken relative to the U.S. dollar) over the term of the notes.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Provisions

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, First Republic, and Banc of America Investment Services, Inc. (“BAI”), each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated selling discount. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S, First Republic, and BAI may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S, First Republic, and BAI may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The BRIC Currency Basket

The notes are designed to allow investors to participate in the movements of the BRIC Currency Basket over the term of the notes. The BRIC Currency Basket is designed to track the value of an equally weighted investment in the Brazilian real, Russian ruble, Indian rupee, and the Chinese renminbi (yuan), based on the exchange rate of each underlying currency relative to the U.S. dollar. The notes provide upside participation at maturity if the value of the BRIC Currency Basket increases (that is, the underlying currencies strengthen relative to the U.S. dollar) over the term of the notes.

The exchange rate for each underlying currency is expressed as the number of units of the applicable underlying currency for which one U.S. dollar can be exchanged. Accordingly, an increase in the level of the applicable exchange rate means that the relevant underlying currency has weakened against the U.S. dollar and a decrease in the level of the applicable exchange rate means that the relevant underlying currency has strengthened against the U.S. dollar. Investors should be of the view that the value of the BRIC Currency Basket will increase over the term of the notes (i.e., the underlying currencies will strengthen relative to the U.S. dollar from the Initial Exchange Rates, to the Final Exchange Rate, determined on the calculation day.

For each underlying currency, the exchange rate will be determined as follows:

•

Brazilian real: the number of Brazilian reais for which one U.S. dollar can be exchanged as reported by Reuters Group PLC (“Reuters”) on page BRFR, or any substitute page thereto, at approximately 5:00 p.m. in New York City.

•

Russian ruble: the number of Russian rubles for which one U.S. dollar can be exchanged as reported by Reuters on page RUBMCMEEMTA=, or any substitute page thereto, at approximately 10:00 a.m. in London, England.

•

Indian rupee: the number of Indian rupees for which one U.S. dollar can be exchanged as reported by Reuters on page RBIB, or any substitute page thereto, under USD, at approximately 12:30 p.m. in Mumbai, India.

•

Chinese renminbi (yuan): the number of Chinese renminbi (yuan) for which one U.S. dollar can be exchanged as reported by Reuters on page SAEC, or any substitute page thereto, at approximately 9:30 a.m. in Beijing, China.

If an exchange rate is not so quoted on the applicable page indicated above, then the exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the calculation day, or in the case of the Brazilian real, the following business day (the “relevant day”), by three leading banks engaged in the interbank market (selected in the sole discretion of the calculation agent and which may be one of our affiliates) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the relevant day from two leading commercial banks in New York (selected in the sole discretion of the calculation agent and which may be one of our affiliates), for the purchase or sale of deposits in the relevant underlying currency. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant day.

The Starting Value was set to 100 on the pricing date.

The Ending Value will equal the value of the BRIC Currency Basket on the calculation day.

The value of the BRIC Currency Basket on the calculation day will equal: 100 + 100 x (the sum of the Weighted Return for each exchange rate), rounded to two decimal places.

The Weighted Return for each exchange rate will be determined by the calculation agent as follows:

• Brazilian real:	Exchange Rate Weighting ×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

• Russian ruble:	Exchange Rate Weighting ×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

• Indian rupee:	Exchange Rate Weighting ×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

• Chinese renminbi (yuan):	Exchange Rate Weighting ×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

The formulas above will result in the Weighted Return for an exchange rate being positive when the underlying currency strengthens relative to the U.S. dollar and being negative when that underlying currency weakens relative to the U.S. dollar. Assuming the exchange rates for the other underlying currencies remain the same, any strengthening of an underlying currency relative to the U.S. dollar will result in an increase in the Ending Value while any weakening of an underlying currency relative to the U.S. dollar will result in a decrease in the Ending Value.

The strengthening of an underlying currency relative to the U.S. dollar will result in a decrease in the applicable exchange rate, while the weakening of an underlying currency relative to the U.S. dollar will result in an increase in the applicable exchange rate.

The “Exchange Rate Weighting” with respect to each exchange rate is equal to 25%, reflecting an equal weighting for each underlying currency in the BRIC Currency Basket.

The “Initial Exchange Rate” for each exchange rate was determined on the pricing date as follows: 1.7917 for the Brazilian real, 30.0433 for the Russian ruble, 48.1000 for the Indian rupee, and 6.8280 for the Chinese renminbi (yuan).

The “Final Exchange Rate” for each exchange rate will be determined on the calculation day.

Hypothetical Calculations of the Weighted Returns and the Ending Value

Set forth below are two examples of hypothetical Weighted Return and hypothetical Ending Value calculations (rounded to two decimal places) based on the Initial Exchange Rates and assuming hypothetical Final Exchange Rates for each exchange rate as follows.

Example 1:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate
Brazilian real	25.00%	1.7917	3.5834
Russian ruble	25.00%	30.0433	24.3351
Indian rupee	25.00%	48.1000	72.1500
Chinese renminbi (yuan)	25.00%	6.8280	10.2420

The hypothetical Weighted Return for each exchange rate is determined as follows:

•	Brazilian real:	25% ×	(1.7917 - 3.5834)	= -12.50%
3.5834

•	Russian ruble:	25% ×	(30.0433 - 24.3351)	= 5.86%
24.3351

•	Indian rupee:	25% ×	(48.1000 - 72.1500)	= -8.33%
72.1500

•	Chinese renminbi (yuan):	25% ×	(6.8280 - 10.2420)	= -8.33%
10.2420

The hypothetical Ending Value would be 76.70, determined as follows:

100 + 100 x (sum of the Weighted Return for each exchange rate), rounded to two decimal places

100 + 100 x (-12.50 + 5.86 – 8.33 – 8.33)%

100 + 100 x (-23.30%) = 76.70

Example 2:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate
Brazilian real	25.00%	1.7917	2.6876
Russian ruble	25.00%	30.0433	21.0303
Indian rupee	25.00%	48.1000	50.5050
Chinese renminbi (yuan)	25.00%	6.8280	5.1210

The hypothetical Weighted Return for each exchange rate is determined as follows:

•	Brazilian real:	25% ×	(1.7917 - 2.6876)	= -8.33%
2.6876

•	Russian ruble:	25% ×	(30.0433 - 21.0303)	= 10.71%
21.0303

•	Indian rupee:	25% ×	(48.1000 - 50.5050)	= -1.19%
50.5050

•	Chinese renminbi (yuan):	25% ×	(6.8280 - 5.1210)	= 8.33%
5.1210

The hypothetical Ending Value would be 109.52, determined as follows:

100 + 100 x (sum of the Weighted Return for each exchange rate), rounded to two decimal places

100 + 100 x (-8.33 + 10.71 - 1.19 + 8.33)%

100 + 100 x (9.52%) = 109.52

Historical Data on the Exchange Rates:

The following tables set forth the high and low daily exchange rates for each underlying currency from the first quarter of January 2004 through the pricing date. These exchange rates were obtained from publicly available information on Bloomberg, L.P. These exchange rates should not be taken as an indication of the future performance of any of the underlying currencies or the BRIC Currency Basket, or as an indication of whether, or to what extent, the Ending Value will be greater than the Starting Value.

As described above, the exchange rate for each underlying currency is expressed as the number of units of the applicable underlying currency for which one U.S. dollar can be exchanged. As a result, the “High” values represent the weakest that currency was relative to the U.S. dollar for the given quarter, while the “Low” values represent the strongest that currency was relative to the U.S. dollar for the given quarter.

Brazilian real

The following table sets forth the highest and lowest daily exchange rates for the Brazilian real from the first quarter of January 2004 through the pricing date. The Initial Exchange Rate for the Brazilian real is 1.7917 Brazilian reais per U.S. dollar.

	High	Low
2004
First Quarter	2.9645	2.7820
Second Quarter	3.2118	2.8755
Third Quarter	3.0782	2.8505
Fourth Quarter	2.8800	2.6530

2005
First Quarter	2.7640	2.5665
Second Quarter	2.6588	2.3325
Third Quarter	2.4870	2.2140
Fourth Quarter	2.3800	2.1615

2006
First Quarter	2.3364	2.1040
Second Quarter	2.3525	2.0555
Third Quarter	2.2244	2.1230
Fourth Quarter	2.2000	2.1310

2007
First Quarter	2.1520	2.0395
Second Quarter	2.0475	1.9025
Third Quarter	2.0562	1.8330
Fourth Quarter	1.8484	1.7355

2008
First Quarter	1.8335	1.6625
Second Quarter	1.7399	1.5907
Third Quarter	1.9625	1.5598
Fourth Quarter	2.5120	1.9179

2009
First Quarter	2.4506	1.6625
Second Quarter	2.2733	1.9214
Third Quarter (through the pricing date)	2.0035	1.7917

Russian ruble

The following table sets forth the highest and lowest daily exchange rates for the Russian ruble from the first quarter of January 2004 through the pricing date. The Initial Exchange Rate for the Russian ruble is 30.0433 Russian rubles per U.S. dollar.

	High	Low
2004
First Quarter	29.2425	28.4375
Second Quarter	29.0825	28.5075
Third Quarter	29.2755	28.9900
Fourth Quarter	29.2210	27.7200

2005
First Quarter	28.1950	27.4487
Second Quarter	28.6800	27.7080
Third Quarter	28.8312	28.1600
Fourth Quarter	28.9814	28.4295

2006
First Quarter	28.7414	27.6651
Second Quarter	27.7165	26.7316
Third Quarter	27.0500	26.6660
Fourth Quarter	26.9846	26.1735

2007
First Quarter	26.6019	25.9736
Second Quarter	26.0408	25.6837
Third Quarter	25.8933	24.8595
Fourth Quarter	25.0523	24.2875

2008
First Quarter	24.7885	23.4529
Second Quarter	23.8952	23.3181
Third Quarter	25.7418	23.1541
Fourth Quarter	29.5707	25.7340

2009
First Quarter	36.3721	23.4529
Second Quarter	34.1863	30.5373
Third Quarter (through the pricing date)	32.7368	30.0400

Indian rupee

The following table sets forth the highest and lowest daily exchange rates for the Indian rupee from the first quarter of January 2004 through the pricing date. The Initial Exchange Rate for the Indian rupee is 48.1000 Indian rupees per U.S. dollar.

	High	Low
2004
First Quarter	45.6400	43.6000
Second Quarter	46.2500	43.5375
Third Quarter	46.4713	45.6650
Fourth Quarter	45.9000	43.4600

2005
First Quarter	43.9300	43.4200
Second Quarter	43.8300	43.2900
Third Quarter	44.1500	43.1750
Fourth Quarter	46.3100	44.1275

2006
First Quarter	45.0925	44.1175
Second Quarter	46.3900	44.6012
Third Quarter	46.9950	45.7700
Fourth Quarter	45.9715	44.2600

2007
First Quarter	44.6800	43.0450
Second Quarter	43.0850	40.4850
Third Quarter	41.3450	39.6900
Fourth Quarter	39.8950	39.2500

2008
First Quarter	40.7350	39.2650
Second Quarter	43.1000	39.7850
Third Quarter	46.9800	42.0050
Fourth Quarter	50.3500	46.6300

2009
First Quarter	51.9700	48.2600
Second Quarter	50.5150	46.9650
Third Quarter (through the pricing date)	49.0900	47.5300

Chinese renminbi (yuan)

The following table sets forth the highest and lowest daily exchange rates for the Chinese renminbi (yuan) from the first quarter of January 2004 through the pricing date. The Initial Exchange Rate for the Chinese renminbi (yuan) is 6.8280 Chinese renminbi (yuan) per U.S.

	High	Low
2004
First Quarter	8.2775	8.2766
Second Quarter	8.2773	8.2765
Third Quarter	8.2771	8.2765
Fourth Quarter	8.2768	8.2763

2005
First Quarter	8.2766	8.2763
Second Quarter	8.2767	8.2763
Third Quarter	8.2765	8.0871
Fourth Quarter	8.0920	8.0702

2006
First Quarter	8.0702	8.0172
Second Quarter	8.0265	7.9943
Third Quarter	8.0048	7.8965
Fourth Quarter	7.9149	7.8051

2007
First Quarter	7.8170	7.7257
Second Quarter	7.7350	7.6132
Third Quarter	7.6095	7.5036
Fourth Quarter	7.5201	7.2971

2008
First Quarter	7.3071	7.0105
Second Quarter	7.0184	6.8543
Third Quarter	6.8760	6.8109
Fourth Quarter	6.8850	6.8152

2009
First Quarter	6.8487	6.8235
Second Quarter	6.8374	6.8199
Third Quarter (through the pricing date)	6.8360	6.8258

While historical information on the BRIC Currency Basket will not exist before the pricing date, the following graph sets forth hypothetical monthly historical values of the BRIC Currency Basket from December 31, 2003 through August 2009 based upon historical exchange rates as of the end of each month. For purposes of this graph, the value of the BRIC Currency Basket was set to 100 as of December 31, 2003 and the value of the BRIC Currency Basket as of the end of each month is based upon the hypothetical Ending Value as of the end of that month, calculated as described in the section “The BRIC Currency Basket” above. This historical data on the exchange rates as reported by Bloomberg is not necessarily indicative of the future performance of the exchange rates or the BRIC Currency Basket or what the value of the notes may be. Any historical upward or downward trend in the value of the BRIC Currency Basket during any period set forth below is not an indication that the Ending Value will be greater than the Starting Value.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪

Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes, we intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

▪	A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a note without regard to cash, if any, received on the notes.

▪

Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement STEP UP-1, which you should carefully review prior to investing in the notes. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement STEP UP-1.

General.    There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a note could differ materially from the timing and character of income, gain, or loss recognized in respect of a note had the notes in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the notes. The following summary assumes that the notes will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals.    The amount payable on the notes at maturity will depend on the performance of the Exchange Rate Measure. We intend to take the position that the “denomination currency” (as defined in the applicable Treasury regulations) of the notes is the U.S. dollar and, accordingly, we intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the Notes.    Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the notes. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Tax Accrual Table.    The following table is based upon a projected payment schedule (including a projection for tax purposes of the Redemption Amount) and a comparable yield equal to 2.75% per annum (compounded semi-annually), that we established for the notes. The table reflects the expected issuance of the notes on October 6, 2009 and the scheduled maturity date of September 27, 2011. This tax accrual table is based upon a projected payment schedule per $10.00 principal amount of the notes, which would consist of a single payment of $10.5542 at maturity. This information is provided solely for tax purposes, and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period (per Unit of the Notes)	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period (per Unit of the Notes)
October 6, 2009 to December 31, 2009	$0.0649	$0.0649
January 1, 2010 to December 31, 2010	$0.2787	$0.3436
January 1, 2011 to September 27, 2011	$0.2106	$0.5542

Projected Redemption Amount = $10.5542 per unit of the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement STEP UP-1.

Additional Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factor” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STEP UP-1 dated August 27, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509183134/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.